UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-55927

CUSIP NUMBER: 81374C 101

(Check One)☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For the period ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transitional Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

              SecureTech Innovations, Inc.

Full Name of Registrant

                              2355 Highway 36 West, Suite 400

Address of Principal Executive Office (Street and Number)

                             Roseville, MN  55113

 (City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SecureTech Innovations, Inc. (“SecureTech”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 (“Form 10-Q”) by the prescribed due date without unreasonable effort or expense. Effective July 31, 2026, SecureTech dismissed Gary Cheng CPA Limited and engaged Marcum Asia CPAs LLP as its independent registered public accounting firm. The change in accountants has required substantial additional time and resources, including the new accounting firm’s client acceptance, planning and risk assessment procedures, and its review of SecureTech’s historical financial information, before the review of the interim financial statements to be included in the Form 10-Q could be completed.

In connection with the transition, SecureTech and its advisors devoted significant time and effort to the restatement of certain balance sheet classifications in previously issued financial statements, specifically (i) the reclassification of a redeemable non-controlling interest in a subsidiary from permanent equity to mezzanine (temporary) equity, together with the related accretion, and (ii) the reclassification of certain accounts receivable from current assets to non-current assets. To reflect these reclassifications, SecureTech recently filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and amendments to its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2025, September 30, 2025, and March 31, 2026. Completing that work consumed accounting, management, and audit resources that would otherwise have been devoted to preparation of the Form 10-Q.

SecureTech’s independent registered public accounting firm is currently completing its review of the interim financial statements to be included in the Form 10-Q in accordance with applicable professional standards. SecureTech expects the consolidated balance sheets included in the Form 10-Q to reflect the reclassifications described above as compared with the amounts originally reported for prior periods. SecureTech anticipates filing the Form 10-Q no later than August 19, 2026, the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

J. Scott Sitra	(651)	317-8990
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes   ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SECURETECH INNOVATIONS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2026	By:	/s/ J. Scott Sitra
President, Chief Executive Officer, Principal Executive Officer, and Director